


SEC MAIL
RECEIVED
PROCESSING
APR 18 2003
WASH. D.C.
SECTION

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K/A
AMENDMENT NO. 1

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(MARK ONE)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


PROCESSED
APR 22 2003
THOMSON
FINANCIAL

For the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number 333-74591

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

OMNICOM GROUP RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

OMNICOM GROUP INC.
437 Madison Avenue
New York, NY 10022

This amendment is being filed to include footnote number 8 in the Notes to Financial Statements for the Year Ended December 31, 2001. The Annual Report on Form 11-K, as amended, is included below in its entirety.

OMNICOM GROUP RETIREMENT SAVINGS PLAN

INDEX TO FINANCIAL STATEMENTS AND SCHEDULE

Note: Schedules other than those referred to above have been omitted as inapplicable or not required under the instructions contained in Regulation S-X or the information is included elsewhere in the financial statements or the notes thereto.

OMNICOM GROUP RETIREMENT SAVINGS PLAN

NOTICE REGARDING CONSENT OF ARTHUR ANDERSEN LLP

The financial statements and the supplemental schedule of the Omnicom Group Retirement Savings Plan (the "Plan") included in this Annual Report on Form 11-K for the year ended December 31, 2000 have been audited by Arthur Andersen LLP, independent public accountants. The Plan has been unable to obtain Arthur Andersen LLP's written consent to the incorporation by reference of their report in this Annual Report on Form 11-K, and we have dispensed with the requirement to file their consent in reliance upon Rule 437a of the Securities Act of 1933. Accordingly, Arthur Andersen LLP may not have any liability to participants in the Plan under Section 11 of the Securities Act of 1933 for false and misleading statements and omissions contained in such financial statements audited by Arthur Andersen LLP, and any claims against Arthur Andersen LLP related to any such false and misleading statements and omissions may be limited.



BDO Seidman, LLP
Accountants and Consultants

330 Madison Avenue
New York, New York 10017-5001
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Auditors' Report

To the Administrator of the
Omnicom Group Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Omnicom Group Retirement Savings Plan (the "Plan") as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO Seidman, LLP

June 25, 2002

THIS IS A COPY OF A REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN LLP AND HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP IN CONNECTION WITH THIS FILING ON FORM 11-K.


ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Administrative Committee of the
Omnicom Group Profit-Sharing Retirement Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Omnicom Group Profit-Sharing Retirement Plan (the "Plan") as of December 31, 2000 and 1999, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2000. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for plan benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

New York, New York
June 27, 2001

Omnicom Group
Retirement Savings Plan

Statements of Net Assets Available for Benefits

December 31,	**2001**	2000
Assets		
Investments, at fair value (Note 3)	**$815,063,941**	$708,876,491
Contributions due from:		
Employer	**25,834,943**	21,708,008
Employees	**1,079,690**	158,505
Accrued income receivable	**48,142**	878,465
Due from broker for securities sold	**350,222**	1,123,478
	842,376,938	732,744,947
Liabilities		
Accrued expenses	**85,707**	267,335
Due to broker for securities bought	**-**	315,761
Total liabilities	**85,707**	583,096
Net assets available for benefits	**$842,291,231**	$732,161,851

See accompanying notes to financial statements.

Omnicom Group
Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

Year ended December 31,	2001	2000
Additions:		
Investment income:		
Interest and dividend income	**$ 19,861,189**	$ 19,410,456
Net depreciation in fair value of investments (Note 3)	**(12,502,329)**	(76,232,884)
	7,358,860	(56,822,428)
Contributions:		
Employer	**25,904,722**	21,810,562
Employees	**3,706,457**	1,457,783
Rollovers	**1,519,065**	1,567,338
	31,130,244	24,835,683
Assets transferred into plan (Note 1(b))	**117,535,655**	-
Total additions	**156,024,759**	(31,986,745)
Deductions:		
Benefit payments	**45,042,766**	53,581,041
Administrative expenses	**852,613**	1,509,330
Total deductions	**45,895,379**	55,090,371
Increase (decrease) in net assets available for benefits	**110,129,380**	(87,077,116)
Net assets available for benefits, beginning of year	**732,161,851**	819,238,967
Net assets available for benefits, end of year	**$842,291,231**	$732,161,851

See accompanying notes to financial statements.

1. Description of Plan

The following brief description of the Omnicom Group Retirement Savings Plan (the "Plan"), formerly known as the Omnicom Group Profit-Sharing Retirement Plan, is provided for general information purposes only. Participants should refer to the Plan document for a complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution retirement plan, subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and to the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), as it pertains to plans intended to qualify under Section 401(a) of the Code. The Plan covers all eligible employees of participating companies of Omnicom Group Inc. (the "Company"). Participating companies include Omnicom Management Inc., BBDO Worldwide, Inc., DDB Worldwide, Inc., and approximately twenty-six of their domestic subsidiaries. The Company is the sponsor of the Plan. The Administrative Committee (the "Committee"), comprised of persons appointed by the Company's Board of Directors, administers the Plan and is responsible for resolving all questions that may arise under the Plan. The Plan's assets are held in trust.

(b) Plan Amendment

The Plan was amended and restated effective July 1, 2001 and significant changes include (i) the addition of 401(k) and matching contribution features to permit both employee pre-tax contributions and employer discretionary matching contributions, (ii) changing the Plan's investment options and increasing the number of funds available to participants from four to eleven, (iii) a change in the vesting schedule for profit sharing contributions from 100% after seven years to 100% after five years, and (iv) the elimination of after-tax employees contributions. In conjunction with the Plan's amendment and restatement, the Committee authorized changing the Plan's trustee from Bankers Trust Company to Fidelity Management Trust Company (the "Trustee"). A division of the Trustee performs the recordkeeping services.

Effective October 1, 2001, five 401(k) plans separately sponsored by subsidiaries of the Company were merged into the Plan. In addition, effective December 1, 2001, another five 401(k) plans separately sponsored by subsidiaries of the Company were merged into the Plan. Total assets of $117,535,655 for the merged plans were transferred to the Plan's Trustee. The Company anticipates that additional subsidiaries will participate and merge their plan assets into the Plan in the future.

(c) *Eligibility and Plan Entry Dates*

For the profit sharing feature of the Plan, employees of participating companies are generally eligible twelve months after their date of hire and are enrolled in the Plan on the first day of the following calendar quarter.

For the 401(k) and matching contribution features of the Plan, eligible employees of participating companies are generally qualified to enroll as soon as administratively practicable following employment.

Participating companies have the option to adopt any or all of the profit sharing, the 401(k), or the matching contribution features of the Plan. Certain participating companies have adopted the Plan for salaried employees only.

(d) *Contributions*

Employer profit sharing contributions and matching contributions to the Plan are discretionary and are authorized for each Plan year by the Boards of Directors of participating companies for the benefit of eligible employees in the respective companies.

Employer matching contributions for employees enrolled in the 401(k) feature are determined by the Boards of Directors of participating companies from the available options offered under the Plan.

Participants are generally eligible to receive any employer profit sharing and matching contributions if they are active employees on the last day of the Plan year and have worked at least 1,000 hours during the Plan year. Employer contributions are allocated to the accounts of eligible participants after each Plan year-end.

Employees of participating companies that have adopted the Plan's 401(k) feature may elect to contribute from 1% to 15% of their eligible compensation as pre-tax contributions to the Plan, up to the annual Internal Revenue Service ("IRS") limit.

(e) *Participant Accounts*

Each participant's account is credited with the elective contributions made by that participant and any employer matching contributions allocated to the participant. Participants' accounts are also credited with discretionary profit sharing contributions as authorized each year by the respective participating companies for their employees. In addition, the Plan accepts rollover contributions from other employers' qualified plans or from eligible Individual Retirement Accounts.

Participants direct the investment of their account balances into one or more of the investment funds that are available to them through the Plan. Each participant's account is credited with its share of investment income, which is interest, dividends and appreciation or depreciation in the fair value of the underlying assets, net of administrative expenses, for the funds in which that account is invested. The benefit to which a participant is entitled is the participant's vested account balance.

(f) *Forfeitures*

Forfeitures of terminated participants' nonvested account balances are used to offset employer profit sharing and matching contributions. Forfeitures may also be used to pay Plan expenses. Forfeitures allocated to participants' accounts as a portion of employers' profit sharing contributions for the years ended December 31, 2001 and 2000 amounted to $2,545,867 and $3,763,701, respectively. Forfeitures allocated to participants' accounts as a portion of employers' matching contributions were $216,890 for 2001; matching contributions were not offered through the Plan in 2000.

(g) *Vesting*

Participants' accounts in the profit sharing feature of the Plan begin vesting after two years of service and become fully vested ratably after five years. Any unvested amounts forfeited by participants who terminate employment are used to reduce any employer contribution expense or are used for Plan expenses, as provided under the Plan.

Participants' accounts vest in any matching contributions according to one of two vesting schedules available under the Plan as adopted by the participating company. For the 401(k) plans that were merged into the Plan during 2001, certain more favorable vesting schedules that were maintained under the merged plans were grandfathered into the Plan for current participants in those merged plans.

(h) *Payment of Benefits*

Upon termination of employment, disability or death, a participant (or their beneficiary) may elect to receive the vested portion of the account in the form of a direct rollover, a lump-sum payment, annual installment payments for up to 20 years, or certain other distribution options permitted under the Plan for participants of merged plans that offered alternative payments. Also, payment of the account to a terminated participant may be deferred until not later than age 70½ in accordance with IRS guidelines. The vested balances payable to former participants as of December 31, 2001 and 2000 were $0 and $8,608,770, respectively.

(i) *Participant Loans*

In general, participants who are active employees may borrow from their accounts a minimum amount of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. Loans are secured by the balance in the participant's account and bear interest at a rate determined in accordance with the Plan's loan provisions. Principal and interest are generally repaid through payroll deductions. General purpose loans must be repaid within five years and loans granted for principal residences must be repaid within 15 years.

(j) *Administrative Expenses*

Administrative expenses generally consist of investment management fees and recordkeeping costs.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are stated at fair value, which is determined, where applicable, by reference to quoted market prices. Participant loans are stated at cost plus accrued interest, which approximates their fair value. Investments in fixed-income contracts are stated at contract value, representing cost plus accrued income, which approximates fair value.

Purchases and sales of investments are recorded on a trade date basis.

Benefit Payments

Benefit payments are recorded when paid.

3. Investments

As of December 31, 2001 and 2000, the Plan assets were invested as follows:

	Fair value	
December 31,	**2001**	2000
Company Stock Fund	**$256,541,908***	$252,252,936*
Equity Fund	-	174,046,032
Fixed Fund	-	154,325,412
Index Fund	-	96,810,562*
FMTC Managed Income Portfolio II	**242,271,351***	-
FMTC: US Equity Index Commingled Pool	**101,638,728***	-
Fidelity Equity - Income Fund	**82,465,130***	-
Putnam Growth Opportunities Fund, Class Y	**71,212,041***	-
Invesco Balanced Fund, Investor Class	**14,588,433**	-
Dreyfus Midcap Value Fund	**11,708,941**	-
Fidelity Diversified International Fund	**10,036,422**	-
Pimco Total Return Fund, Administrative Class	**8,539,705**	-
Aim Aggressive Growth Fund, Class A	**7,546,543**	-
T. Rowe Price Science & Technology Fund	**1,529,898**	-
Cash and cash equivalents	**1,035**	24,911,878
Participant loans	**6,983,806**	6,529,671
	$815,063,941	$708,876,491

* - Represents 5% or more of net assets available for benefits.

During 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

December 31,	2001	2000
Company Stock Fund	**$ 24,582,802**	$(59,118,092)
Equity Fund	**(14,300,411)**	(6,972,938)
Index Fund	**(6,362,483)**	(10,141,854)
FMTC: US Equity Index Commingled Pool	**(3,676,217)**	-
Fidelity Equity - Income Fund	**(5,032,430)**	-
Putnam Growth Opportunities Class Y	**(11,006,440)**	-
Invesco Balanced Fund, Investor Class	**894,298**	-
Dreyfus Midcap Value Fund	**1,209,748**	-
Fidelity Diversified International Fund	**648,465**	-
Pimco Total Return Fund, Administrative Class	**(380,435)**	-
Aim Aggressive Growth Fund, Class A	**794,656**	-
T. Rowe Price Science & Technology Fund	**126,118**	-
Total	**$(12,502,329)**	$(76,232,884)

4. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of termination of the Plan or the complete discontinuance of contributions by the employer under the Plan, the participants' accounts will become fully vested and nonforfeitable in accordance with the terms of the Plan.

5. Income Tax Status

The Plan is a qualified employee benefit plan under Section 401 of the Code, and therefore is not subject to tax under present income tax laws. The Plan received a favorable determination letter dated July 29, 1992. The Plan has been amended since receiving the determination letter. However, the Committee and Plan's tax counsel believe that the amended and restated Plan as it is currently being operated is in compliance with the applicable provisions of the Code, and therefore remains exempt from taxation.

In February 2002, the Company submitted a determination letter that the Plan, as amended and restated effective July 1, 2001, continues to be tax-qualified under the appropriate sections of the Code.

6. Party-In-Interest

Certain plan investments are managed by the Trustee of the Plan and, therefore, the investments qualify as party-in-interest transactions. Fees paid by the Plan to the Trustee for investment management services amounted to $32,863 and $80,126 for the years ended December 31, 2001 and 2000, respectively, excluding fees from brokerage transactions.

One of the investment funds of the Plan invests exclusively in shares of common stock of the Company. The Plan owned 2,871,202 and 3,043,776 shares of common stock of Omnicom Group Inc. in the Company Stock Fund as of December 31, 2001 and 2000, respectively, with corresponding year-end market values of $256,541,908 and $252,252,936.

7. Subsequent Event

Effective February 1, 2002, the Plan allows participants to elect to receive their vested portion of any dividends paid on Omnicom Group Inc. common stock related to their investment in the Company Stock Fund as a cash payment instead of being reinvested. Each year participants will have the opportunity to make such an election with respect to any dividends paid on Omnicom Group Inc. common stock during that year.

8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2001 to Form 5500:

Benefits paid to participants per the financial statements	$45,042,766
Add: Amounts allocated to withdrawing participants at December 31, 2001	-
Less: Amounts allocated to withdrawing participants at December 31, 2000	(8,608,770)*
Benefits paid to participants per Form 5500	$36,433,996

* Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefits claims that have been processed and approved for payment prior to December 31, 2000, but not yet paid as of that date.

Omnicom Group
Retirement Savings Plan

Schedule of Assets Held for Investment Purposes at End of Year
EIN: 13-1514814 **Plan No. 004**

December 31, 2001

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity	(d) Cost	(e) Current value
*	Common stock - Omnicom Group Inc.	Employer security. Common stock. $.15 par value.	a	**$256,541,908**
*	FMTC Managed Income Portfolio II	Commingled pool which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	**242,271,351**
*	FMTC: US Equity Index Commingled Pool	Commingled pool which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	**101,638,728**
*	Fidelity Equity Income Fund	Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	**82,465,130**
	Putnam Growth Opportunities Fund, Class Y	Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	**71,212,041**
	INVESCO Balanced Fund, Investor Class	Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	**14,588,433**
	Dreyfus Midcap Value Fund	Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	**11,708,941**
*	Fidelity Diversified International Fund	Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	**10,036,422**
	PIMCO Total Return Fund, Administrative Class	Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	**8,539,705**
	AIM Aggressive Growth Fund, Class A	Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	**7,546,543**
	T. Rowe Price Science & Technology Fund	Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	**1,529,898**
	Noninterest-bearing cash fund	Money market account, par $1. There is no maturity date, collateral, par or maturity value.	a	**1,035**
*	Participant loans	Loans to participants with maturities through December 2016, interest rates ranging from 5.00% to 10.50%, collateralized by participants' account balance.	a	**6,983,806**
				$815,063,941

* - Represents a party-in-interest as defined by ERISA.

a - The cost of participant-directed investments is not required to be disclosed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

OMNICOM GROUP RETIREMENT SAVINGS PLAN



By: ____________________
Leslie Chiocco
Member of Administrative Committee

April 16, 2003

EXHIBIT INDEX

Exhibit No.	Description	Page Number
1	Consent of BDO Seidman, LLP	21

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Omnicom Group Retirement Savings Plan
New York, New York

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-74591) of our report dated June 25, 2002, relating to the financial statements and schedule of the Omnicom Group Retirement Savings Plan, appearing in this Annual Report on Form 11-K for the year ended December 31, 2001.



BDO Seidman, LLP
New York, New York

April 10, 2003